Exhibit 12

Ratio of Earnings To Fixed Charges

($ in millions except ratios)	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Earnings before income taxes	$1,793	$1,872	$1,684	$801	$213
Less: capitalized interest, net	—	(1)	(2)	(2)	(18)
Add: total fixed charges	578	682	736	744	577

Earnings available for fixed charges	$2,371	$2,553	$2,418	$1,543	$772

Fixed charges:
Gross interest incurred	$45	$167	$234	$249	$109
Interest portion of rent expense	533	515	502	495	468

Total fixed charges	$578	$682	$736	$744	$577

Ratio of earnings to fixed charges	4.1	3.7	3.3	2.1	1.3